

07003609

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING RECEIVED MAR 0 1 2007 WASHINGTON, DC 153 SECTION

SEC FILE NUMBER
8- 52218

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Gagnon Securities, LLC and Subsidiary

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1370 Avenue of Americas, 24th Floor
(No. and Street)

New York, (City) New York (State) 10019 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Susan E. Grant (212) 554-5052
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton LLP
(Name – *if individual, state last, first, middle name*)

60 Broad Street (Address) New York (City) N.Y. (State) 10004 (Zip Code)

PROCESSED
MAR 29 2007
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Neil J. Gagnon, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Gagnon Securities, LLC and Subsidiary, as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Maureen A Hopkins
Notary Public, State of NY
Qualified in Richmond County
Reg. #01HO4913981
Comm Exp 12/07/2009

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of ~~Changes in Financial Condition~~. Cash Flows
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Grant Thornton

Accountants and Business Advisors

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Members of
Gagnon Securities, LLC and Subsidiaries

We have audited the accompanying consolidated statement of financial condition of Gagnon Securities, LLC and Subsidiaries (the "Company") as of December 31, 2006. This consolidated statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America as established by the Auditing Standards Board of the American Institute of Certified Public Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated statement of financial condition referred to above presents fairly, in all material respects, the consolidated financial position of Gagnon Securities, LLC and Subsidiaries as of December 31, 2006 in conformity with accounting principles generally accepted in the United States of America.

As explained in Note B, the financial statements include investments valued at $4,889,991, representing 58% of members' equity at December 31, 2006, whose values have been estimated by management in the absence of readily ascertainable market values. We have reviewed the procedures used by management in arriving at its estimate of value of such investments and have inspected underlying documentation and, in the circumstances, we believe the procedures are reasonable and the documentation appropriate. Due to the inherent uncertainty of valuation, those estimated values may differ significantly from the values that would have been used had a ready market for the securities existed, and the difference could be material.

Grant Thornton LLP

New York, New York
February 20, 2007

60 Broad Street
25th Floor
New York, NY 10004
T 212.422.1000
F 212.422.0144
W www.grantthornton.com

Grant Thornton LLP
US member of Grant Thornton International

Gagnon Securities, LLC and Subsidiaries

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

December 31, 2006

ASSETS

Cash and cash equivalents	$1,361,534
Financial instruments owned	
At market value	741,648
At fair value	4,889,991
Receivable from clearing broker	409,577
Fees receivable from managed funds	192,406
Investment in limited liability company	363,777
Furniture, fixtures and leasehold improvements, less accumulated depreciation and amortization of $1,367,149	797,765
Other assets	630,727
Total assets	$9,387,425

LIABILITIES AND MEMBERS' EQUITY

Employee compensation payable	$ 115,406
Accounts payable and accrued expenses	840,265
	955,671
Commitments	
Members' equity	8,690,769
Capital notes receivable from members	(259,015)
	8,431,754
Total liabilities and members' equity	$9,387,425

The accompanying notes are an integral part of this statement.

Gagnon Securities, LLC and Subsidiaries

NOTES TO CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

December 31, 2006

NOTE A - ORGANIZATION

Gagnon Securities, LLC and Subsidiaries (the "Company"), formed in November 1999 as a continuation of a portion of the brokerage business of Gilder, Gagnon, Howe & Co., LLC, is a registered broker-dealer and a registered Investment Advisor with the Securities and Exchange Commission ("SEC") and became a member of the National Association of Securities Dealers, Inc. on June 1, 2000. The Company provides brokerage and investment services to its clients. The Company clears all customer securities transactions through its clearing broker pursuant to a fully disclosed clearance agreement and is therefore exempt from the requirement of SEC rule 15c3-3 under paragraph k(2)(ii).

NOTE B - SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements include the assets, liabilities and results of operations of Gagnon Investments, Inc. ("GII") and Gagnon Advisors, LLC ("GA"), both wholly-owned subsidiaries of the Company. GII is the Managing Member and Manager of Gagnon Investment Associates LLC ("GIA"), an investment company of which the Managing Member of the Company, Neil J. Gagnon, is a member. GA is the Investment Manager of GIA, Gagnon Investment Associates Offshore, Ltd. ("GIA Offshore") and GIS Fund of Funds, LLC ("GIS"). The Company invests in GIS. All intercompany balances and transactions have been eliminated.

Securities transactions are recorded on a trade-date basis.

Investments in marketable securities owned are valued at the last sale price quoted on the date on which the security is traded on a nationally recognized securities exchange or the NASDAQ Stock Market National Market System ("NASDAQ"), as the case may be, which represents the principal market on which the security is traded. Investments that are not readily marketable include securities (a) for which there is no market on a securities exchange or no independent publicly quoted market, (b) that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933, or (c) that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities or to the Company. At December 31, 2006, these investments are recorded at their estimated fair value as determined by management.

Furniture, fixtures and leasehold improvements are carried at cost less accumulated depreciation and amortization. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the lease.

Capital notes receivable from members related to the purchase of membership interests in the Company are classified as a debit in members' equity until paid.

NOTE B (continued)

Cash and cash equivalents include cash balances maintained at a financial institution and the clearing broker.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions in determining the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

NOTE C - FINANCIAL INSTRUMENTS OWNED

At December 31, 2006, financial instruments owned consist of the following:

Corporate equities at market value	$ 741,648
Corporate debt at fair value	$2,120,000
Private partnerships at fair value	2,769,991
	$4,889,991

Included in private partnerships is an investment of $2,258,583 in GIS.

NOTE D - TRANSACTIONS WITH CLEARING BROKER AND CUSTOMERS

Pursuant to a clearing agreement, the Company's clearing broker, Bear Stearns Clearing Corp., provides securities clearance, settlement and custodial services for the customers of the Company.

The clearing broker is exposed to risk of loss on customer transactions in the event the customer fails to satisfy its obligations. The clearing broker may be required to purchase or sell securities at prevailing market prices in order to fulfill the customer's obligations. The Company has agreed to indemnify its clearing broker for losses the clearing broker may sustain from customer accounts introduced by the Company. The clearing broker seeks to control the risks associated with these customer activities by requiring customers to maintain collateral in compliance with various regulatory and internal guidelines. The Company and its clearing broker monitor required margin levels and, pursuant to such guidelines, require each customer to deposit additional collateral, or reduce positions, when necessary.

NOTE E - RELATED PARTY TRANSACTIONS

As the Managing Member and Manager of GIA, GII receives an incentive allocation of 20% of the net profits allocated to each GIA member's capital account. Such incentive allocation is included in investment in affiliated limited liability company on the consolidated statement of financial condition at December 31, 2006.

As an Investment Manager, GA receives a management fee of .75% per annum of the net asset value of GIA, a management fee of 1.25% per annum of the net asset value of GIA Offshore and a management fee of 1.5% per annum of the net asset value from GIS. In addition, GA is entitled to a performance fee of 20% of the net profits earned by GIA Offshore. At December 31, 2006, management fee receivable was $192,406 and is included in other assets on the consolidated statement of financial condition.

The Company provides research and other operational and administrative support services to, and executes securities transactions on behalf of, GIA.

The Company also earned a management fee from GagnonLee Management LLC ("GLM"), an entity in which the Company has a membership interest, as the operational manager for GLM. As of December 31, 2006, management fee receivable from GLM of $50,000 is included in other assets.

In addition, the Company provides certain administrative and research consulting services to certain entities that are affiliated with certain members of the Company. At December 31, 2006, receivable from these entities was $65,242, which is included in other assets.

NOTE F - COMMITMENTS

The Company is obligated under a noncancellable operating lease through 2015. In addition to base rent, the lease provides for the Company to pay certain expenses. Future aggregate minimum annual rent payments are approximately as follows:

Fiscal year	Minimum rental commitment
2007	$ 601,000
2008	601,000
2009	601,000
2010	641,000
2011	652,000
Thereafter	2,091,000
	$5,187,000

NOTE G - EMPLOYEE BENEFIT PLAN

The Company maintains a profit-sharing plan (the "Plan") qualified under Section 401(a) of the Internal Revenue Code covering substantially all full-time, salaried employees. The Plan is funded entirely by the Company. As of December 31, 2006, accrued contributions were $447,425, which is included in accounts payable and accrued expenses.

NOTE H - NET CAPITAL REQUIREMENT

As a registered broker-dealer, the Company is subject to Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission, which requires that the Company maintain minimum net capital, as defined, of $5,000 or 6-2/3% of aggregate indebtedness, as defined, whichever is greater. Net capital and aggregate indebtedness change from day to day, but as of December 31, 2006, the Company had net capital of $1,287,501, which exceeded its requirement of $63,711 by $1,223,790.

Proprietary accounts held at the clearing broker ("PAIB assets") are considered allowable assets in the computation of net capital pursuant to an agreement between the Company and the clearing broker which requires, among other things, for the clearing brokers to perform a computation for PAIB assets similar to the customer reserve computation set forth in Rule 15c3-3.

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Members of
Gagnon Securities, LLC and Subsidiaries

In planning and performing our audit of the consolidated financial statements and supplementary information of Gagnon Securities, LLC and Subsidiaries (the "Company") as of and for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from

60 Broad Street
New York, NY 10004
T 212.422.1000
F 212.422.0144
W www.grantthornton.com

Grant Thornton LLP
US member of Grant Thornton International

unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs above and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the members of the Company, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

Grant Thornton LLP

New York, New York
February 8, 2007

END